Mail Stop 3628

                                                                August 24, 2020


    Leah Nivison
    Chief Executive Officer
    GS Mortgage Securities Corporation II
    c/o Wells Fargo Bank, National Association
    9062 Old Annapolis Road
    Columbia, MD 21045

             Re:    GS Mortgage Securities Trust 2019-GC42
                    Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 19, 2020
                    File No. 333-226082-04

    Dear Ms. Nivison:

          We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments.

    Form 10-K

    Exhibit 33.27 to Form 10-K

         1. We note that Exhibit 33.27, the assessment of compliance with servicing criteria by Situs
            Holdings, LLC, states that inapplicable servicing criteria are listed in an Appendix A.
            However, there is no Appendix A attached to the exhibit. Please amend your Form 10-K with a revised Exhibit 33.27 that includes Appendix A, or otherwise disclose which servicing criteria are applicable to the Situs Holdings, LLC platform.

            We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leah Nivison
GS Mortgage Securities Corporation II
August 24, 2020
Page 2

       Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3262 with any other questions.

                                                         Sincerely,

                                                         /s/ Arthur C. Sandel

                                                         Arthur C. Sandel
                                                         Special Counsel
                                                         Office of Structured
Finance



cc:    Lisa Pauquette, Cadwalader, Wickersham & Taft LLP